Exhibit 99.1

Nano Dimension Supplies First DragonFly 2020 System to Leading
Israeli Defense Company

Supply Marks Major Milestone for the Company

NESS ZIONA, Israel- August 24, 2016 - Nano Dimension Ltd., a leader in the field of 3D Printed Electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies, has supplied the first DragonFly 2020 system designated for 3D circuitry and PCBs. The supply was made to a leading defense company in Israel for evaluation purposes and is expected to be installed at the partner’s site in the coming days.

To date, Nano Dimension has proven its capabilities of printing multilayer electric circuits in lab conditions. With the first supply of the DragonFly 2020 system for testing, Nano Dimension marks yet another breakthrough for the company. This is the first key step towards the potential commercialization of Nano Dimension’s products.

“We are proud to have reached this important milestone,” said Amit Dror, CEO of Nano Dimension. “Supplying our first system to a beta partner is a tremendous achievement for Nano Dimension and the electronic industry. Nano Dimension set an ambitious goal to develop a revolutionary product that – until now- did not exist in the market, based on advanced technology that combines hardware, nano-chemistry and software. Today, only two years since our first fundraising and since our shares began trading on the TASE, we mark this important milestone of supplying our first system to a beta partner, enabling them to print multilayer electric circuits in several hours. We look forward to completing production of more printers destined for additional partners and customers in Israel and around the world.”

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension's unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company’s primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company’s American Depositary Shares on NASDAQ, the company’s ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward looking statements in this press release when we discuss the installation of our system, commercialization of our products and completing production of more printers destined for additional partners and customers in Israel and around the world. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 8, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

Hayden/MS-IR LLC

917-607-8654

msegal@ms-ir.com